February 26, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E. Washington, D.C. 20549
Attention: Lynn Dicker / Tara Harkins
Re: Twist Bioscience Corporation
Form 10-K for Fiscal Year Ended September 30, 2025
Form 10-Q for Quarterly Period Ended December 31, 2025
File No. 001-38720
Dear Ms. Dicker and Ms. Harkins:
On behalf of Twist Bioscience Corporation (the “Company”), this letter is submitted in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission
set forth in your letter dated February 19, 2026 with respect to the Company's Form 10-Q for the quarterly period ended December 31, 2025 (the “Original 10-Q”).
For convenience of reference, the Staff's comment is reproduced below in bold, followed by the Company's response.
Form 10-Q for the Quarterly Period Ended December 31, 2025
Exhibits
1. We note the certifications provided in Exhibits 31 and 32 refer to the incorrect form and period. Please file a full amendment to your Form 10-Q with corrected certifications that refer to the proper form and period. Refer to Item 601(b)(31) and (b)(32) of Regulation S-K
and Regulation S-K C&DI 246.14.
Response:
The Company acknowledges the Staff’s comment and advises that the Company has filed
Amendment No. 1 to the Original 10-Q on Form 10-Q/A concurrently herewith (the “Amended
10-Q”) in accordance with Regulation S-K C&DI 246.14. The Amended 10-Q includes corrected certifications in Exhibits 31.1, 31.2, 32.1, and 32.2 that fix the previous typographical errors and refer to the proper form (Form 10-Q) and the proper reporting period (the quarterly period ended
2
December 31, 2025) in accordance with Item 601(b)(31) and (b)(32) of Regulation S-K. No other changes have been made to the Original 10-Q.
If you have any questions regarding this response, please contact the undersigned at (800)
719-0671 or alaponis@twistbioscience.com.
Sincerely,
Twist Bioscience Corporation
By: /s/ Adam Laponis
Adam Laponis
Chief Financial Officer
cc: Niki Fang, Orrick, Herrington & Sutcliffe LLP